8 March 2024

Notice of 2024 Annual General Meeting

RELX PLC (the “Company”) has today published its Notice of 2024 Annual General Meeting (the “Notice of AGM”) on the Company’s website at www.relx.com/investors/shareholder-information/agm-information-for-relx-plc. The 2024 Annual General Meeting will be held at 9.30am on Thursday, 25 April 2024 at Lexis House, 30 Farringdon Street, London EC4A 4HH.

The Notice of AGM and Form of Proxy for 2024 will be submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Notice of AGM and associated documents will be mailed to shareholders who have elected to receive a printed copy. Printed copies of the Notice of AGM may be obtained, free of charge, from the Company’s registered office, 1-3 Strand, London, WC2N 5JR or by request to Company.Secretariat@relx.com.